Exhibit 12.1

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	For the Year Ended December 31,
	2012	2013	2014	2015	2016

Earnings
Income before taxes	$1,458	$1,319	$981	$1,121	$1,106
Add: Fixed charges	13	69	221	217	248
Total Earnings (1)	$1,471	$1,388	$1,202	$1,338	$1,354	(2)

Fixed Charges
Interest expense	$1	$56	$201	$197	$206
Discounts and capitalized expenses related to indebtedness	—	1	7	7	20
Interest component of rental expense	12	12	13	13	22
Total Fixed Charges	$13	$69	$221	$217	$248

Ratio of Earnings to Fixed Charges	113.2	20.1	5.4	6.2	5.5

(1) For purposes of computing the ratios of earnings to fixed charges, earnings represent income (loss) before income taxes and fixed charges less interest capitalized. Fixed charges consist of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, interest capitalized and a reasonable approximation of the interest component of operating lease expense.

(2) Total Earnings for the year ended December 31, 2016 includes a $92 million loss on extinguishment of debt recognized during 2016 a result of the extinguishment of certain term loan and senior note facilities through the Company’s refinancing activities, comprised of a premium payment of $63 million and write-off of unamortized discount and financing costs of $29 million. The loss on extinguishment of debt was not included in the Fixed Charges.